DYNEX CAPITAL, INC. 4551 COX ROAD SUITE 300 GLEN ALLEN, VIRGINIA 23060 804-217-5800 FAX 804-217-5860

April 15, 2008

Via EDGAR and Fax

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:  Mr. Duc Dang

Re:          Dynex Capital, Inc.
Registration Statement No. 333-149475

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dynex Capital, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 5:00 pm (Washington, DC time) on April 17, 2008, or as soon thereafter as is practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please contact our counsel, James Wheaton, Troutman Sanders LLP, at (757) 687-7719.

Very truly yours,

DYNEX CAPITAL, INC.

By: /s/ Stephen J. Benedetti Stephen J. Benedetti Executive Vice President

cc:     Mr. Thomas Kluck, Securities & Exchange Commission
Mr. James Wheaton, Troutman Sanders, LLP